

June 12, 2013

Via E-Mail
David A. Kindlick
Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, NJ 08037

> **Re: South Jersey Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated May 21, 2013**
> **File No. 001-06364**

Dear Mr. Kindlick:

We have reviewed your response dated May 21, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Refer to Economic Earnings, a non-GAAP measure, to Income from Continuing Operations reconciliation on page 27.

1. We note your response to prior comment 1 and the proposed disclosure. However, we do not believe the definition of the non-GAAP measure on page 25 "(3) …transactions or contractual arrangements where the true economic impact will be realized in future periods" provides a clear description of the actual adjustment. Furthermore we note your disclosure in your March 31, 2013 Form 10-Q on page 30 regarding the adjustment "net loss from affiliated companies, not part of ongoing operations" and again we do not believe the definition on page 29 provides a clear description of this adjustment. Please

revise your definition to include a more specific description of the adjustments instead of the more generic definition(s) you previously provided.

Note 7. Financial Instruments, page 67

Financial Obligation, page 67

2. We note your response to prior comment 5. Please address the following additional comments.

a. We note you considered whether you would consolidate ACB under either the voting interest entity model or the variable interest entity model. In that regard, clarify for us whether ACB is a variable interest entity ("VIE"), and if so, identify for us the variable interests in your response.

b. You state that you are the accounting owner of the facility for accounting purposes under the maximum guarantee test. In that regard, advise us the nature of the guarantees including residual guarantees, if any, within the lease arrangement.

c. We note your statement that "[a]lthough Marina purchases substantially all of the output of ACB, Marina does not have any dispatch rights nor any other direct voting and/or contractual rights that control the decision making of ACB". Please explain to us how the energy service agreement works in terms of no dispatch rights while requiring you to purchase substantially all of the facility output.

d. You state that Energenic is the primary beneficiary of ACB as Energenic has the power to direct the activities that most significantly impact the economic performance of ACB. Please identify for us these activities.

e. We note you applied equity method of accounting for your 50% equity interests in Energenic and reported the facility within the property, plant and equipment line item after the construction period. In that regard, explain to us whether you double count the related fixed assets within the consolidated balance sheet.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief